Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-217193

SUPPLEMENT NO. 2 Dated January 4, 2019

to PROSPECTUS and PROSPECTUS SUPPLEMENT

each Dated April 7, 2017

U.S. $27,000,000,000

JOHN DEERE CAPITAL CORPORATION

Medium-Term Notes, Series G

Due Nine Months or More from Date of Issue

Solely with respect to Notes issued on or after the date hereof, this Supplement No. 2 amends certain subsections in the Prospectus under the heading “United States Federal Income Taxation”. This Supplement No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and Prospectus Supplement each dated April 7, 2017, and any further amendments or supplements thereto.

The text of “United States Federal Income Taxation” is amended by adding thereto the following language as the second and third paragraphs of that section:

New U.S. federal income tax laws were recently enacted by The Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act provides for significant changes to U.S. tax law, some of which could have an adverse impact on the business, financial condition and results of operations of the Issuer or its affiliates, or an adverse impact on investors. The Tax Cuts and Jobs Act is complex and new; thus, the impact of certain aspects of its provisions on the Issuer or its affiliates, or on investors, is currently unclear.

In addition, the Tax Cuts and Jobs Act amended Section 451 to the Code. Accrual method United States persons (as defined in the Prospectus Supplement) that prepare an “applicable financial statement” (as defined in Section 451 of the Code) generally would be required to include certain items of income, such as original issue discount (“OID”) (but not market discount), no later than the time such amounts are reflected on such a financial statement. The application of this rule to income of a debt instrument with OID is effective for taxable years beginning after December 31, 2018. This could result in an acceleration of income recognition for income items differing from that which would otherwise result from the rules described in the Prospectus Supplement under the caption “United States Federal Income Taxation.” Investors should consult their tax advisors with regard to interest, OID, market discount and premium matters concerning their notes.

The text of the subsection “FATCA Withholding” under the section of “United States Federal Income Taxation” is amended by replacing the first two sentences thereto with the following language:

The Service has issued proposed regulations that, when finalized, will provide for the repeal of the 30% withholding tax that existing regulations released in January 2013 and subsequent guidance by the Service would have applied to all payments of gross proceeds from the sale, exchange or other disposition of debt instruments occurring after December 31, 2018.  In the preamble to the proposed regulations, the Service provided that taxpayers may rely upon this repeal until the issuance of final regulations.